SUPREME COURT OF THE STATE OF NEW YORK
COUNTY OF NEW YORK

BENJAMIN WEY and NYG CAPITAL, LLC,	Index No.: _____
Plaintiffs,	Date Purchased:_____
v.	
NASDAQ, INC., THE NASDAQ STOCK MARKET LLC., ADENA FRIEDMAN, ROBERT GREIFELD, MICHAEL SPLINTER, NELSON GRIGGS, EDWARD KNIGHT, ARNOLD GOLUB, WILLIAM SLATTERY, MICHAEL EMEN, ALAN ROWLAND, KEELY MOXLEY, ROBERT McCOOEY JR, and ANDREW HALL,	
Defendants.	

COMPLAINT

LUPKIN PLLC
80 BROAD STREET, SUITE 1301
NEW YORK, NEW YORK 10004
(646) 367-2771

Attorneys for Plaintiffs

TABLE OF CONTENTS

Plaintiffs Benjamin Wey and NYG Capital, LLC (collectively "Plaintiffs"), by and through their attorneys, as and for their complaint ("Complaint") against Defendants NASDAQ, Inc., the NASDAQ Stock Market LLC, Adena Friedman, Robert Greifeld, Michael Splinter, Nelson Griggs, Edward Knight, Arnold Golub, William Slattery, Keely Moxley, Michael Emen, Alan Rowland, Robert McCooey, Jr, and Andrew Hall ("Defendants"), allege, upon information and belief, as follows:

NATURE OF THE CASE

1.   This case illustrates the lengths to which some avaricious, for-profit, multibillion dollar public companies will go to maximize shareholder value and advance their own self-interests. To be sure, stories about dishonest corporate conduct saturate the headlines, but this case is markedly different – different in terms of the corporate actor involved, the grave misconduct it orchestrated, and the devastating consequences of that misconduct on the life of an innocent, hardworking American citizen. The wrongdoer here is NASDAQ, which owns and operates 10 equities markets around the world, including the largest single liquidity pool for U.S equities, and its senior executives. The misconduct involves nothing short of deceiving federal law enforcement authorities (including the FBI, SEC and federal prosecutors) by inventing trumped-up NASDAQ listing prohibitions and fabricating bogus criminal activity by their target, Benjamin Wey. Mr. Wey is an American success story who immigrated from China at a young age, attended college on scholarship, secured two advanced degrees from top universities and achieved great success as an American employer in the field of finance. The incalculable harm, both intended and actualized, was the decimation of Mr. Wey's once thriving business and professional life.

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2.   NASDAQ's shameful and deceitful conduct has its roots in the Great

Recession of 2007-2010, a harrowing period for the economy generally and the financial

markets specifically. The impact of the crisis, which nearly resulted in the meltdown of the

global banking system, included a drastic decline in stock listings on the established U.S.

stock markets, NASDAQ among them.

3.   Given the critical importance of listing fees to its overall profitability,

NASDAQ, which is in a constant battle with the New York Stock Exchange ("NYSE") to

secure listings, scrambled for companies willing and able to list on its exchange; after all,

the greater the number of listings, the greater the trading volume and, therefore, the greater

the overall profitability of the exchange. NASDAQ's most senior executives and board

members identified China as a target-rich environment, with one of its senior executives

proclaiming in an interview that, "we think there's no better place to find [listings], than in

China."[1]

4.   Having identified China as the answer to its financial problems,

NASDAQ began an active and aggressive recruiting campaign to lure Chinese companies to

list on its exchange. NASDAQ opened a posh Beijing office in December 2007 as part of its

marketing efforts, touting a "new legal status that will enable it to 'publicly, openly' woo

Chinese companies," Guang Xun Xu, NASDAQ's Managing Director for Asia told the

Wall Street Journal in a December 2007 interview.[2] But NASDAQ needed to surmount a

substantial hurdle; it needed to bridge the cultural divide between China and the United

States.

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[1] http://abcnews.go.com/Blotter/us-investors-lose-billions-alleged-chinese-stock-schemes/story?id=18164787.

[2] https://www.wsj.com/articles/SB119659953321310907.

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5.   In Benjamin Wey, NASDAQ found its bridge. Mr. Wey was a successful financial professional who not only understood the U.S. and Chinese cultures and financial markets, but who also maintained critical contacts in both countries. Given Mr. Wey's unique position, NASDAQ senior executives worked to develop close ties with him and his associates, ingratiating themselves and hoping to parlay Mr. Wey's business acumen, extensive contacts in China, and unique perspective into an increased roster of Chinese companies on its exchange. These executives took Mr. Wey and his associates golfing, participated in various social events with Mr. Wey, and were frequently seen at his offices. Joint marketing events were held across China to entice companies to consider a NASDAQ listing. Thanks in large part to Mr. Wey's reputation and hard work, NASDAQ's recruitment efforts yielded tangible results. In 2009 alone, NASDAQ secured 33 new listings of China-based companies, which paid NASDAQ millions of dollars in listing fees.

6.   Beginning in mid- to late- 2010, however, NASDAQ's hunger for Chinese companies began to wane. That summer, the Securities and Exchange Commission ("SEC") launched a fraud investigation into several Chinese companies and the prominent auditing firms that assisted them in the listing process, including Deloitte, Ernst & Young, KPMG, and PricewaterhouseCoopers.

7.   The SEC investigation yielded widespread publicity, casting NASDAQ in an unflattering light. NASDAQ had touted its "rigorous listings program"[3] as an effective filtering mechanism to guard against companies with questionable books and records. Indeed, the public believed that a listing on NASDAQ was akin to the proverbial Good Housekeeping Seal of Approval. Yet the SEC's investigation revealed that NASDAQ

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[3] http://abcnews.go.com/images/Blotter/NASDAQ.pdf.

had not thoroughly vetted companies before listing them, leaving the investing public disillusioned and angry. Having once viewed China–based companies as a panacea, the adverse publicity caused by the SEC investigation turned these companies from darlings into scourges.

8.   NASDAQ had listed most of them, far more than any other exchange. NASDAQ made millions of dollars in listing fees off these indiscriminately-selected Chinese issuers. In addition, NASDAQ derived benefit from additional trading volumes due to international company listings on its exchange.

9.   NASDAQ panicked and, desperate to restore its reputation, looked for a way to deflect blame. An August 2010 article in *Barron's* seemingly supplied NASDAQ with a perfect target -- Benjamin Wey. Having sought after and profited greatly from access to Mr. Wey's China contacts, NASDAQ decided to make Mr. Wey its scapegoat. Thus, the instrument of NASDAQ's success became the target of its wrath. The plan was to demonstrate that NASDAQ had "cleaned house" and that the Chinese malignancy, supposedly personified by Mr. Wey, had been excised.

10.   But NASDAQ was not content with simply pointing a finger at Mr. Wey. Instead, NASDAQ went to federal law enforcement officials, including the FBI, the United States Attorney's Office for the Southern District of New York and the SEC, accusing Mr. Wey of conspiring to violate a NASDAQ listing rule and engaging in a deceptive scheme to cover it up. The problem was that the rule prohibition NASDAQ accused Mr. Wey of conspiring to evade did <u>not</u> exist.

11.   When companies list on NASDAQ, they must meet certain listing requirements. At all relevant times, one such requirement was NASDAQ's listing rule

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5505(a)(3) (formerly listing rule 4310(c)(6)) – the so-called "300 Round Lot Rule"). The rule requires a company to have no fewer than 300 shareholders holding a minimum of a "round lot," which is a stock position of 100 shares or more.

12.   NASDAQ officials, in whom the SEC and other law enforcement authorities placed enormous trust, deliberately misled these authorities, accusing Mr. Wey of violating the 300 Round Lot Rule by bolstering a soon-to-be-listed company's shareholder base by gifting shares to friends, relatives, and business associates. According to his NASDAQ accusers, Mr. Wey engaged in these elaborate machinations to artificially inflate the number of shareholders. NASDAQ failed, however, to tell the authorities that: 1) Mr. Wey did not gift any shares, and 2) there is no prohibition against gifting shares because the "300 Round Lot Rule" does not distinguish between purchased and gifted shares.

13.   Additionally, no prohibition on gifted shares could be engrafted onto the listing rule without NASDAQ first submitting the change to a rigorous rule-making process. Had NASDAQ wished to modify the listing rule, it would have needed to petition the SEC pursuant to Rule 19b-4 for a "rule change".[4] This never happened. To this day, the NASDAQ "300 Round Lot Rule" still does not impose any such restriction, and moreover, NASDAQ has never issued any formal interpretive guidance for this rule.

14.   What followed next for Mr. Wey was disastrous. Based upon deliberately false statements made by the Defendants to law enforcement, several FBI agents swore out search warrant applications for Mr. Wey's home and office, and these search warrants were ultimately issued. The FBI executed the search warrants in January

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[4] 17. C.F.R. § 240.19(b)-4. *See also* The Securities and Exchange Commission Form 19b-4, application for a rule change: https://www.sec.gov/files/form19b-4.pdf.

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2012 and seized virtually every scrap of paper and electronic device at Mr. Wey's home and office and told his family that the agents were "looking for evidence of Wey misleading the NASDAQ".

15.   In September 2015, based upon NASDAQ's intentional misrepresentation of its own rule to law enforcement authorities, a Manhattan federal grand jury indicted Mr. Wey. As was true with the search warrant applications, the indictment accused Mr. Wey of violating and then covering up the same nonexistent prohibition of the NASDAQ listing requirements. At around the same time, the SEC filed a civil complaint against Mr. Wey in connection with this alleged misconduct.

16.   It was not until August 2017, two years later and after spending millions of dollars to defend himself, that Mr. Wey's nightmare finally came to an end. In a courageous 93-page decision, Southern District of New York Judge Alison Nathan suppressed all the search results – a search built on NASDAQ's lies to the FBI – concluding that Mr. Wey's Fourth Amendment rights had been violated and that no suspected criminal conduct had been cited. Shortly thereafter, the government voluntarily dismissed the indictment. A month later, in September 2017, the SEC followed suit and voluntarily dismissed all its charges against Mr. Wey.

17.   Although Mr. Wey secured complete exoneration, the damage to Mr. Wey was already extensive and irreversible. NASDAQ's shameful campaign against Mr. Wey had already yielded its intended consequences. NASDAQ's reputation was restored, and Mr. Wey was effectively put out of business.

18.   On its website, NASDAQ touts itself as the paradigm of integrity and ethics:

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Good Ethics is Good Business. Nasdaq's mission can be realized only if we advance and adhere to the highest of ethical principles in all our day-to-day dealings. As a global organization with diverse self-regulatory responsibilities and a critical role on the world's economic stage, we have heightened reasons for insisting upon ethical conduct.[5]

19.   NASDAQ's misconduct in this case not only fails to live up to its high-minded "Good Ethics is Good Business" slogan, but constitutes the apex of hypocrisy. NASDAQ knowingly and intentionally interfered with Mr. Wey's business, and Mr. Wey has commenced this lawsuit to seek some measure of recompense.

JURISDICTION AND VENUE

20.   Jurisdiction over defendants is proper for one or more of the following reasons: the defendants are present in the state within the meaning of CPLR 301, and, pursuant to CPLR 302, defendants committed tortious conduct outside the state, causing damage within the state.

21.   Venue is proper under CPLR 503 because Plaintiffs reside in New York County.

PARTIES

22.   Plaintiff Benjamin Wey lives in New York City. He was born in China in 1971 and attended college in the U.S. on scholarship, earning a bachelor's degree in 1994 and a Master of Business Administration in 1999. In 2013, Mr. Wey was awarded a Master of Science degree from the Columbia Business School of Columbia University. He became a naturalized U.S. citizen in 2001.

23.   Mr. Wey has spent more than 20 years in the international business consulting industry. He has developed expertise in finance, from a technical and cultural

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[5] http://business.nasdaq.com/discover/corporate-responsibility-and-sustainability/ethics/index.html.

perspective, both in the U.S. and China. In or around 2001, Mr. Wey co-founded New York

Global Group, an entity that advises Chinese investors regarding high quality, profitable

investment and financing opportunities in the international capital markets. He conducted

business as Chief Executive Office of NYG Capital, LLC, dba "New York Global Group."

Mr. Wey has never been a member of NASDAQ, nor has he ever joined the management or

board of any publicly-traded company.

24.　　　Plaintiff NYG Capital, LLC ("NYG") is headquartered in New York

City and does business under the trademarked name "New York Global Group". At all

relevant times, NYG has focused on corporate advisory, market entry, government relations

and critical crisis management issues in China and elsewhere.

25.　　　Defendant NASDAQ, Inc. ("NASDAQ") is a for-profit financial

services corporation that owns and operates the NASDAQ Stock Market, headquartered in

New York, and ten other European stock exchanges. NASDAQ also operates one of the

world's largest networks of exchanges, which spans 25 markets, one clearing house, and

five central securities depositories. Its markets trade multiple asset classes including

equities, options, futures, fixed-income, commodities, derivatives and structured products.

NASDAQ is the preferred listing destination for major brands– from technology to

consumer products, including Alphabet (Google's parent company), Amazon, Facebook,

and Tesla. Across its global exchanges, NASDAQ lists more than 3,700 companies in 35

countries, representing more than $10 trillion in total market value. [6]

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[6] http://business nasdaq.com/media/Nasdaq%20Corporate%20Factsheet%202017_tcm5044-43436.pdf.

26.   Defendant the NASDAQ Stock Market LLC ("NASDAQ Stock Market") is a registered national securities exchange. It operates as an electronic stock market and offers securities listing, trading, and information products and services.

27.   Although NASDAQ began as a subsidiary of the National Association of Securities Dealers ("NASD"), which was a non-profit self-regulatory organization ("SRO"),[7] the NASD spun off the NASDAQ Stock Market as a stand-alone, for-profit entity in 2002.[8]

28.   In January 2006, the SEC approved NASDAQ's application to become a national securities exchange, and NASDAQ listed itself on the NASDAQ Stock Market under the stock symbol "NDAQ." As of March 27, 2018, NASDAQ was trading at approximately $83 per share, with a market capitalization of $14 billion. Almost 20% of NASDAQ shares are owned by "insiders" such as NASDAQ officers.

29.   Defendant Edward Knight has been, at all times relevant to this Complaint, the Executive Vice President, Chief Regulatory Officer and General Counsel at NASDAQ and the NASDAQ Stock Market. His duties, which span NASDAQ's commercial and regulatory functions as well as government relations, include overseeing the listing of companies and interactions with the SEC and other law enforcement. From June 1999 until becoming General Counsel of NASDAQ in 2001, Knight served as the Executive Vice

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[7] The purpose of establishing the NASD was to create a system of cooperative regulation through the voluntary association of investment bankers, dealers, and brokers doing business in these markets, with governmental oversight by SEC. The NASD was responsible for adopting and enforcing rules to prevent fraudulent and manipulative acts and practices, to promote just and equitable principles of trade and to protect investors and the public interest. In 2007, the NASD merged with the New York Stock Exchange's regulation committee to form a regulatory body known as the Financial Industry Regulatory Authority, or "FINRA".

[8] http://www.finra.org/newsroom/2002/nasd-board-approves-stock-sale-nasdaq.

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President and Chief Legal Officer of the NASD. Knight is also a former lobbyist in Washington D.C. In addition to his salary and bonus, as of January 2, 2018, Knight personally owns approximately 60,369 NASDAQ shares, presently valued at $5,010,627.

30.   Defendant Adena Friedman has been, at all times relevant to this Complaint, the President and Chief Operating Officer at NASDAQ. In that role, she is responsible for all aspects of NASDAQ's business. In addition to her salary and bonus, as of January 2, 2018, Friedman personally owns approximately 217,469 NASDAQ shares, presently valued at $18,049,927.

31.   Defendant Robert Greifeld was, at all times relevant to this Complaint, the Chief Executive Officer at NASDAQ. As of January 29, 2017, Greifeld still personally owns approximately 1,161,324 NASDAQ shares, presently valued at $96,389,892.

32.   Defendant Michael Splinter has been, at all times relevant to this Complaint, the Chairman of the Corporate Governance Committee at NASDAQ. Under his leadership, the Committee is responsible for establishing a culture of integrity and corporate governance at NASDAQ.

33.   Defendant Nelson Griggs was, at all times relevant to this Complaint, the Senior Vice President of New Listings and, subsequent to this, the Executive Vice President of NASDAQ's Listing Services.

34.   Defendant Arnold Golub was, at all times relevant to this Complaint, the Vice President and Deputy General Counsel at the NASDAQ Stock Market.

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35.   Defendant William Slattery was, at all times relevant to this Complaint, the Vice President of the NASDAQ Listing Qualifications Department at the NASDAQ Stock Market. Slattery reported to Defendant Knight.

36.   Defendant Michael Emen was, at all times relevant to this Complaint, Senior Vice President and Head of NASDAQ's Listing Qualifications Department at the NASDAQ Stock Market.

37.   Defendant Alan Rowland was, at all times relevant to this Complaint, Director of NASDAQ Listing Qualifications Department. Rowland reported to Defendants Slattery, Golub, Knight, and Emen.

38.   Defendant Keely Moxley was, at all times relevant to this Complaint, a senior listing analyst in the NASDAQ Listing Qualifications Department at the NASDAQ Stock Market. Moxley reported to Defendants Slattery, Rowland, and Emen.

39.   Defendant Robert McCooey Jr. was, at all times relevant to this Complaint, Senior Vice President of Listing Services at NASDAQ. McCooey Jr. reported to Defendants Friedman, Greifeld, and Knight.

40.   Defendant Andrew Hall was, at all times relevant to this Complaint, Managing Director of New Listings at the NASDAQ Stock Market. Hall reported to Defendants Emen, Knight, Friedman, and Greifeld.

41.   At all relevant times, the aforementioned NASDAQ officials made, or caused to be made, the false statements at issue in these proceedings. Where officials caused false statements to be made, as opposed to making the false statements themselves, it is alleged that these officials failed to adequately supervise their subordinates and/or remained willfully ignorant of their subordinates' misconduct.

RELEVANT NON-PARTY

42.   Non-party NYGG Asia is a company that operates in China. Although Mr. Wey does not own NYGG Asia, NYGG Asia has benefitted from the name recognition associated with Mr. Wey's U.S.-based operations.

43.   NYG and NYGG Asia had a longstanding relationship whereby they would collaborate to identify and facilitate high quality, profitable investment and financing opportunities in the international capital markets for Chinese investors. NASDAQ's malfeasance and that of its co-conspirators destroyed this lucrative relationship.

FACTUAL ALLEGATIONS

A. NASDAQ – A MULTIBILLION DOLLAR FOR-PROFIT GLOBAL ENTERPRISE.

44.   NASDAQ is a multi-billion-dollar for-profit company. It is home to approximately 3,700 companies in 35 countries, representing more than $10 trillion in total market value. In 2016, NASDAQ delivered to its shareholders net revenues of $2.3 billion, made an operating profit of $1.44 billion and generated a shareholder return of 17.5 percent.[9]

45.   NASDAQ makes money in various ways: It charges initial and recurring annual listing fees to each company that lists its shares on the exchange; it charges investors fees for shares traded on its trading platforms; it charges listed companies for add-on services such as issuing press releases; it licenses its trading technology platforms to others; and it sells stock trading market data to third parties. NASDAQ's profitability and dividends, its own rising stock price and the millions of dollars in salaries and bonuses it

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[9] http://business.NASDAQ.com/discover/annual-report/2016/.

pays the individual Defendants each year are dependent on the number of companies attracted to list and trade on the NASDAQ Stock Market. Defendants have also realized millions of dollars in profits from selling their NASDAQ stock.

46.   Regarding its sale of market data, NASDAQ capitalizes on the need of market participants (public investors and financial institutions) to access such data when researching and making decisions about trading and investing. In some instances, the customers integrate the data directly into high-speed, computerized trading algorithms. The fees associated with providing such data vary directly with the breadth and detail of the data requested.

47.   As recently as mid-December 2017, the United States Court of Appeals for the Second Circuit described the lucrative sale-of-data businesses run by national securities exchanges such as NASDAQ thusly:

> "[national exchanges] operate as for-profit enterprises that generate most of their revenue from the fees they charge for trades and the sale of market data and related services of those trades. The exchanges compete with one another to increase the trading volume on their particular exchanges . . .. At the most detailed and expensive level, a proprietary data feed may provide data on every bid and order for a given stock on an exchange."[10]

B. CRITICAL TO NASDAQ'S SUCCESS IS ITS PUBLIC IMAGE AS A TRUSTWORTHY EXCHANGE THAT PURPORTEDLY LISTS QUALITY COMPANIES.

48.   NASDAQ consistently touts and strives to maintain its status as one of the world's premier exchanges, and it relies in large part upon its brand image to secure listings and sell its products and services. Part of the crucial value proposition it offers to

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[10] *City of Providence et al. v. BATS Global Markets, Inc.*, 878 F.3d 36 (2d Cir. 2017).

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companies is global visibility as a trustworthy listing venue and trading platform. As noted on NASDAQ's own website:

> "Our business, by its nature, depends upon the confidence we instill in investors and our regulators. It also depends upon employees and vendors who trust they will be treated fairly; shareholders who rely on the integrity of our operations; and listed companies and member firms who expect that our reputation will enhance their own."

49.   In its latest Annual Report, NASDAQ also emphasized that one of its competitive strengths is its established reputation. The corollary to this, of course, is that any "damage to [NASDAQ's] reputation or brand name could have a material adverse effect on [its] businesses".[11] NASDAQ's Annual Report even cites to various issues that may give rise to reputational risks, including issues relating to:

> "any negative publicity surrounding our listed companies . . . Damage to our reputation could cause some issuers not to list their securities on our exchanges, as well as reduce the trading volumes or values on our exchanges or cause us to lose customers…This, in turn, may have a material adverse effect on our business, financial condition and operating results."[12]

50.   NASDAQ invests significant marketing resources into maintaining its perceived status as a reputable and sophisticated exchange. Its commercial success heavily depends upon it.

C. 2007-2010 GLOBAL FINANCIAL CRISIS ADVERSELY IMPACTS U.S.-BASED STOCK MARKETS' LISTINGS, DECIMATING THEIR EARNINGS.

51.   In or around 2007, U.S. based companies were struggling in the face of a global financial meltdown.

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[11] http://files.shareholder.com/downloads/NDAQ/1826306584x8241384xS1120193-17-3/1120193/filing.pdf.

[12] http://files.shareholder.com/downloads/NDAQ/1826306584x8241384xS1120193-17-3/1120193/filing.pdf.

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52.   Originating in the subprime mortgage market, the economic turmoil developed into a full-scale international banking crisis. With the collapse of investment bank Lehman Brothers, many economists considered the crisis to be the worst since the Great Depression,[13] and it played a significant role in the failure of key businesses, drastic declines in consumer wealth, and an overall diminution in economic activity.

53.   During this time securities prices fell, and widespread investor pessimism caused the U.S. stock markets to spiral downward. New listings of American companies on U.S. stock exchanges ground to a halt amid depressed market sentiment, and NASDAQ's financial performance and share price dropped precipitously.

D. U.S.-BASED STOCK EXCHANGES FLOCK TO CHINA FOR NEW LISTINGS AND REVENUE GROWTH OPPORTUNITIES.

54.   Faced with these dismal economic conditions, U.S. stock exchanges desperately looked overseas for new listings, and companies in China soon became attractive targets. The Chinese economy had demonstrated continued growth at a rate of 9% per year and was the perfect place from which new company listings could be drawn and sizable listing fees could be charged. China-based companies became the darlings of U.S. stock exchanges, which wooed Chinese companies to list on their markets. NASDAQ dove into the Chinese markets with zeal. By 2010, NASDAQ dominated the U.S. stock markets in terms of the number of listed Chinese companies; at that time, nearly 5% of NASDAQ's entire pool of listed companies had their roots in China.

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[13]https://web.archive.org/web/20100212214538/https://www.reuters.com/article/pressRelease/idUS193520%2B27-Feb-2009%2BBW20090227.

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55.   Articles published at the time by major news outlets describe the interest shown by major stock exchanges generally, and NASDAQ particularly, in attracting Chinese companies:

- **"Sparse U.S. Listings Prompt Rush on China I.P.O"**, *The New York Times* (detailing the drop in domestic listings on U.S. exchanges and those exchanges, including NASDAQ, seeking to strengthen ties to China and lure investors).

- **"NYSE and NASDAQ Apply to Open Outposts in China"**, *Financial Times* (describing the plans by NYSE and NASDAQ to open offices in China amid heightened competition for Chinese listings).

- **"U.S. Attracts More IPOs from China"**, *Wall Street Journal* (detailing the concentrated campaigns of NASDAQ, stimulating interest of Chinese companies looking to list in the U.S).

- **"NASDAQ Says More Chinese Companies Are Listing"**, *Huffington Post* (quoting NASDAQ's Michael Oxley describing the record number of Chinese listings on NASDAQ).

- **"NASDAQ Seeks Chinese Listings"**, *Wall Street Journal* (emphasizing NASDAQ's ambitious pursuit of Chinese listings and stating that China was the largest source of overseas listings for NASDAQ).

- **"33 Chinese Companies Listed on NASDAQ in 2009, More Than Any Other U.S. Exchange"**, *Globe News Wire* (NASDAQ boasted that NASDAQ had the record number of Chinese listings and that "[e]very day [NASDAQ]

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talk[s] to Chinese companies about how they can access the world's largest

capital market with the highest listing standards and greatest liquidit*y*").

- **"NASDAQ Parent Wants More Chinese Floats"**, *China Daily* (quoting Senior NASDAQ Vice-President Robert McCooey Jr stating that *"*[a]lthough the market has been choppy in the U.S. over the past two months, there is a huge pipeline of companies in China that are keen on NASDAQ floats this year").

56.   NASDAQ sought to develop a strong pipeline to Chinese investment and began aggressively recruiting Chinese companies. NASDAQ was also publicly bullish about the Chinese companies at the time. In an interview on CNBC, Robert McCooey Jr., NASDAQ's then-Senior Vice President, who oversaw NASDAQ listings in Asia, declared: "We think there's no better place to find [listings], than in China."[14]

57.   NASDAQ eagerly opened offices in Beijing and began conducting roadshows, promoting directly to Chinese companies the benefits of listing on its market and creating brand awareness by aggressively sponsoring various public events. NASDAQ even decided to print its official company listing guide in Chinese; it urged Chinese companies to list on the NASDAQ instead of the NYSE, its fiercest competitor, touting NASDAQ as a superior listing venue. Directly led by NASDAQ CEO Robert Greifeld and NASDAQ Vice Chairman Michael Oxley, NASDAQ's most senior executives and board members made regular visits to China, schmoozed Chinese management and government

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[14] http://abcnews.go.com/Blotter/us-investors-lose-billions-alleged-chinese-stock-schemes/story?id=18164787.

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officials, orchestrated NASDAQ's promotional events, and pitched NASDAQ's "China success" to reporters at media outlets.

58.   Chinese companies bought into NASDAQ's aggressive recruiting efforts. In 2009 alone, a record 33 Chinese companies – the most of any U.S. exchange – had listed on the NASDAQ Stock Market, increasing the number of listed Chinese companies by more than a third.[15]

59.   Several Chinese companies came to be listed on NASDAQ via the so-called "reverse merger." A reverse merger is a commonly used process by which a private company merges with an already extant public company. During a reverse merger, the private company's management takes over management of the combined publicly traded company, and the shareholders of the private company typically hold control of the combined publicly traded company. Well-known blue-chip companies such as Berkshire Hathaway and the New York Stock Exchange have all become publicly traded companies through the reverse merger process.

60.   Robert Greifeld, NASDAQ's Chief Executive Officer, openly endorsed the use of the reverse merger process. In a TV interview with CNBC, he observed that "when you do a reverse merger you are in no way, shape, or form bypassing any listings standards. You are trying to just save some time getting the shelf registration approved. But you still have to have your books and records approved. So that's not a shortcut or backdoor".[16]

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[15] http://ir.NASDAQ.com/releasedetail.cfm?releaseid=434451.

[16] https://www.cnbc.com/id/41390066.

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E. MR. WEY PLAYS A PROMINENT ROLE IN HELPING TO BRIDGE THE GAP BETWEEN CHINESE COMPANIES AND THE U.S. MARKET FOR NEW EXCHANGE LISTINGS.

61.   Having developed trusted business relationships and advanced bilingual abilities over many years in both China and the U.S., Mr. Wey was a highly sought-after, high profile consultant to China-based companies looking to expand in the global capital markets, including via listings on the NASDAQ Stock Market.

62.   Mr. Wey and his business contacts introduced Chinese companies to leading American underwriters, investment banks, accountants, lawyers, and other advisors and participants in the financial markets. These professionals included well-respected underwriters and investment banks like Barclays Capital, Deutsche Bank Securities, Goldman Sachs (Asia), HSBC Securities, Citigroup, JP Morgan, Bank of America Merrill Lynch, UBS, Credit Suisse, Wells Fargo Securities, Lazard, Morgan Stanley & Co. Inc., Oppenheimer & Co., Cowen and Company (Asia), BMO Capital Markets, William Blair & Company, and others. Mr. Wey's clients relied on his introductions, bilingual language capabilities, experience, and relationships to navigate a vastly different market from that in China, both culturally and financially. Mr. Wey ultimately enabled his clients to make sound independent business decisions regarding the professionals they hired and the strategies they adopted to invest in a foreign country with unfamiliar customs, a different legal system, and different business practices.

63.   The business deals Mr. Wey secured for his clients involved some of the largest and most powerful and sophisticated institutional investors, including Fidelity Investments, Janus Capital Group, The Carlyle Group, Oppenheimer Funds, Wellington Management, Apollo Management, BlackRock, Guardian Insurance, AIG Insurance, State

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Street Global, Loomis Sayles, Legg Mason, JPMorgan Asset Management, Deutsche Bank Asset Management, UBS Asset Management, Morgan Stanley, Credit Suisse Asset Management, Blackstone, Neuberger Berman, and others.

64.   In order to facilitate his clients' efforts to list on the NASDAQ, Mr. Wey and his associates developed and maintained relationships with NASDAQ executives, including: Charlotte Crosswell, President of NASDAQ International; Eric Landheer, NASDAQ's Head of Asia Pacific; Yeeli Hua Zheng, NASDAQ's Chief Representative in China; Guang Xun Xu, NASDAQ's Chief Representative in Asia before Ms. Zheng; Robert McCooey Jr., Senior Vice President of NASDAQ's Listing Services unit; and Nelson Griggs, Senior Vice President of NASDAQ's New Listings and Capital Markets. These executives were tasked with attracting "some of the highest-profile IPOs and transfers to NASDAQ."[17]

65.   For their part, given NASDAQ's publicly stated goal of recruiting Chinese companies to its exchange, NASDAQ executives ingratiated themselves to Mr. Wey, his associates, and his client companies. They frequently invited Mr. Wey and his associates to play golf and attend various marketing and social events with them. Senior NASDAQ executives also visited Mr. Wey and his associates regularly in New York and Beijing.

66.   For example, in 2009, NASDAQ's Managing Director for Asia, Guang Xun Xu, arranged and led a NASDAQ delegation to Shenyang, China to participate in a NASDAQ listing ceremony for SmartHeat, Inc., one of Mr. Wey's clients. At the ceremony, NASDAQ thanked Mr. Wey and senior Chinese government officials for having

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[17] http://business nasdaq.com/discover/nasdaq-leadership/nelson-griggs/index html.

referred the high-quality issuer to NASDAQ, in lieu of its competitor the New York Stock Exchange. Endorsed by NASDAQ, SmartHeat, Inc. ultimately raised more than $130 million through multiple financings led by Barclays Capital and other global banks. The largest mutual fund in the world, Fidelity Management, eventually bought nearly 13% of the entire company, an interest worth about $100 million, from the open markets. NASDAQ profited handsomely.

67.   In another example, on or about September 14, 2010, senior NASDAQ officials visited with Mr. Wey's associates in Beijing to discuss a marketing collaboration for listing another of Mr. Wey's Chinese clients on the NASDAQ Stock Market. NASDAQ executives Eric Landheer and Yeeli Hua Zheng encouraged Mr. Wey's associates to continue to assist NASDAQ in securing listings of Chinese companies. NASDAQ executives often prompted Mr. Wey and his associates specifically to steer their Chinese clients to NASDAQ instead of the New York Stock Exchange. Mr. Landheer commented during that visit, as well as on other occasions, that Mr. Wey and NYG's "deals [had] been of a consistent high quality."

68.   By early 2011, more than 200 China-based companies were listed on the NASDAQ Stock Market. NASDAQ's listing fees from Chinese issuers skyrocketed. Mr. Wey was instrumental in introducing some of the most prominent listings on NASDAQ.

F. NASDAQ SOURS ON ITS NEWLY LISTED CHINESE COMPANIES, CONCERNED THAT THE FOREIGN NEWCOMERS DIMINISH NASDAQ'S STATURE AND REPUTATION.

69.   In the summer of 2010, the SEC launched an investigation into certain Chinese companies who had found homes on the NASDAQ Stock Market. Some

21

were accused of accounting fraud, as were several major audit firms with Chinese subsidiaries who assisted these companies in the listing process. The audit firms under scrutiny included Deloitte, Ernst & Young, KPMG, and PricewaterhouseCoopers. A barrage of media reports ensued, casting NASDAQ in an unflattering light. For example:

- **"Chinese Firms Using 'Back Door' to U.S. Exchanges"**, *CNBC* (warning "[h]ere's what investors need to know: Just because they trade on exchanges doesn't necessarily mean their fundamentals have received some sort of seal of approval").

- **"Nasdaq Tightens Oversight of Reverse Mergers Amid SEC Scrutiny"**, *Bloomberg* (after being criticized by regulators for grabbing shares as it was good for growth, NASDAQ agreed to better vet reverse merger companies before listing them).

70.   To make matters worse for NASDAQ, ABC News investigated these "Chinese scams," estimating that fraudulent listings on NASDAQ had resulted in Americans losing tens of billions of dollars and equating the situation to the decades-long Bernie Madoff Ponzi Scheme.[18] The timing for these unflattering media reports and the serious media allegations against NASDAQ were exceedingly harmful to the stock exchange. These fresh NASDAQ scandals came on the heels of the criminal conviction of Bernard Madoff, who himself was the former chairman of NASDAQ.

71.   The focus of ABC News' investigation concerned innocent and unsuspecting investors who expected NASDAQ-listed companies to have accurate and

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[18] http://abcnews.go.com/Blotter/us-investors-lose-billions-alleged-chinese-stock-schemes/story?id=18164787.

verified financial information. These investors believed that the exchanges, including NASDAQ, would protect them.

72.   Eroding NASDAQ's credibility further, when ABC News approached NASDAQ officials for "on the record" answers to questions regarding how so many allegedly fraudulent companies came to be listed in the first place, security personnel escorted the reporters out of NASDAQ's offices.

73.   In subsequent reports, ABC News continued to document the victims of these listings – small investors who held stock in China-based companies through personal investment accounts, mutual funds or pension funds. For example, Al Smith, 65, the manager of a truck stop in Boise, Idaho, told ABC News that he lost much of his retirement savings when he took a chance on a Chinese stock he said he found while researching investment information about Chinese companies. Mr. Smith blamed the NASDAQ, stating "I just think there is some sort of stamp of approval once [these companies] come onto these exchanges."

74.   NASDAQ was anxious to shift the blame. Having aggressively wooed these Chinese companies to list on the NASDAQ Stock Market and collected millions of dollars in listing fees and revenue from the sale of related data that significantly advanced NASDAQ's commercial interest at the height of the global financial crisis, NASDAQ now found itself being faulted by the public and the media for having allowed these companies to fall through the cracks. NASDAQ and its listing processes were in the crosshairs of public scrutiny, and NASDAQ was taking a major reputational beating.

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G. NASDAQ SHIFTS INTO DAMAGE-CONTROL MODE TO SALVAGE ITS REPUTATION – A REPUTATION UPON WHICH ITS CONTINUED COMMERCIAL PROFITABILITY DEPENDS.

75.   Concerned about its reputation and brand image, NASDAQ shifted into damage-control mode, attempting to assuage investor jitters and maintain confidence in its exchange to advance its commercial interests. In a public statement, Senior Vice President and Head of NASDAQ's Listing Qualifications Department, Michael Emen, confidently assured investors that Chinese companies that had undergone the reverse merger process were "reviewed and required to satisfy [NASDAQ's] stringent initial listing criteria, as well as SEC's reporting requirements, prior to being listed".[19]

76.   But senior officials at the SEC, NASDAQ's regulator, disagreed with NASDAQ's self-serving assessment of its own due diligence efforts. Mary Schapiro, the Chairwoman of the SEC at the time, observed that "there was a time when [the stock exchanges] weren't as rigorous as they could have been."[20]

77.   NASDAQ's credibility plummeted. Despite reassurances provided by senior NASDAQ officials – that every Chinese company listed on its exchange had been independently vetted according to its stringent listing criteria – the public and the media condemned NASDAQ for elevating its commercial interests ahead of proper screening procedures.

78.   NASDAQ next attempted to shift blame to the so-called "gatekeepers" – the investment banks, auditors and attorneys involved with these

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[19] https://www.cnbc.com/id/37832391.

[20] http://abcnews.go.com/Blotter/us-investors-lose-billions-alleged-chinese-stock-schemes/story?id=18164787.

24

companies. It was these professionals, according to NASDAQ, who bore responsibility because they failed to ensure that the information pertaining to these Chinese companies was accurate.[21]

79.   But this attempted deflection also did little to restore investor confidence in NASDAQ, whose reputation continued to sink. Desperate to restore the burnish to its brand, NASDAQ concluded that it needed a scapegoat – one on whose shoulders it could squarely place blame for the scourge of the questionable new Chinese listings. NASDAQ's goal was simple: to demonstrate that it had excised the cancer from its stock market.

H. *BARRON'S* MAGAZINE PROVIDES NASDAQ WITH ITS SCAPEGOAT – MR. WEY.

80.   In August 2010, *Barron's* published an article entitled "Beware This Chinese Import," which discussed Chinese reverse merger companies and lamented that billions of dollars in reverse merger losses were being shouldered by American investors; these investors, according to the article, believed mistakenly that they were buying a piece of China's prosperity through purchasing shares of NASDAQ-listed Chinese companies that had been approved for listing.

81.   *Barron's* then took aim at a high-profile figure associated with the deluge of Chinese-company listings on U.S. exchanges: Benjamin Wey. Although it described Mr. Wey as "one of the most controversial promoters of Chinese takeovers,"[22] it never accused Mr. Wey or his clients of violating any law. Nonetheless, the implication of

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[21] https://www.marketwatch.com/story/after-china-fraud-boom-NASDAQ-steps-up-scrutiny-of-shady-listings-2016-06-20/print.

[22] http://www.Barron's.com/articles/SB50001424052970204304404575449812943183940.

wrongdoing in a major financial publication like *Barron's* was all the excuse NASDAQ

needed, and Mr. Wey became the logical choice as NASDAQ's scapegoat.

82.   On September 15, 2010, NASDAQ executive Eric Landheer and

NASDAQ China head Yeeli Hua Zheng visited Mr. Wey's Beijing office and told Mr. Wey

and his associates that the *Barron's* article made NASDAQ "look bad." This, in turn, had

caused "serious political issues" within the NASDAQ Listing Qualifications Department,

headed by Michael Emen and Edward Knight. The *Barron's* article also identified one of

Mr. Wey's clients, CleanTech Innovations, Inc. ("CleanTech"), as "Wey's latest success

story." At the time, through CleanTech's listing counsel, management team, and members

of its board of directors, Mr. Wey was assisting CleanTech with their corporate decision to

list on NASDAQ.

83.   To alleviate NASDAQ's concerns, Mr. Wey voluntarily met with

(and was interviewed by) seven NASDAQ officials for almost five hours on November 5,

2010 at NASDAQ's Rockville, Maryland offices regarding CleanTech's listing and his (Mr.

Wey's) advisory business. NASDAQ then requested that CleanTech produce documents that

it (NASDAQ) knew were protected by attorney/client privilege. CleanTech needed to, and

did, waive its privilege to prove that its counsel had been fully transparent in all

communications with NASDAQ during the listing process and that it had rigorously adhered

to NASDAQ's listing rules.

84.   NASDAQ approved CleanTech's listing a month later. NASDAQ

Asia executives Eric Landheer and Yeeli Hua Zheng congratulated CleanTech and thanked

Mr. Wey for having introduced another successful company to NASDAQ. After performing

their own extensive due diligence, highly reputable investment banks Stifel Nicolaus, BMO

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Capital Markets, Canacord and Cantor Fitzgerald entered into an engagement agreement

with CleanTech for a $50 million public offering. Apollo Management, the prestigious, top

5-ranked global private equity firm, became CleanTech's largest institutional shareholder.

CleanTech's market capitalization exceeded $300 million.

85.   Although CleanTech was listed in December 2010, NASDAQ

promptly delisted the company a month later, in January 2011. NASDAQ alleged that

CleanTech had failed to provide material information regarding a successful financing

introduced by Mr. Wey and NYGG Asia. NASDAQ Asia executives Landheer and Zheng

assured Mr. Wey and CleanTech that the NASDAQ delisting was a "misunderstanding",

saying that Michael Emen and Edward Knight were mad at the Chinese because of the

media scrutiny and political heat placed on the NASDAQ from the SEC and Congress.

86.   Landheer and Zheng arranged for CleanTech's CEO and the

corporate secretary to meet with NASDAQ global listing head Robert McCooey Jr. and/or

Nelson Griggs in Beijing to "work things out." At a Beijing hotel, McCooey Jr. told

CleanTech CEO and Zheng that "Michael Emen and Edward Knight's noses were out of

joint with the negative Chinese publicity" and the company "should hire new legal counsel

who are respected by the NASDAQ to talk it out" with Emen and Knight. McCooey Jr. and

Zheng referred CleanTech to several high-powered New York-based Shearman & Sterling

lawyers, urging them to have these lawyers meet with NASDAQ's listing staff. The meeting

took place in NASDAQ's Maryland office but was unsuccessful. According to CleanTech

and Yeeli Hua Zheng, "there was a lot of racism in Michael Emen," and Emen was

"concerned about losing his job" as a result of having approved the listings of "so many

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Chinese companies." NASDAQ and Emen were looking for "scapegoats" and CleanTech and Mr. Wey became their "easy targets."

87.   CleanTech appealed the delisting decision to the NASDAQ Listing Panel, a body that reports to NASDAQ General Counsel, Edward Knight.[23] At the Listing Panel appeal hearing on February 24, 2011, NASDAQ unabashedly acknowledged that it was targeting Mr. Wey. Comments made by NASDAQ's Senior Vice President and Head of NASDAQ's Listing Qualifications Department Michael Emen were the most telling. Responding to questions about reputational risks and NASDAQ's listing of Chinese companies, Emen stated that:

> "…the Barron's story certainly put [Mr. Wey] front and center in terms of our potential concerns. It doesn't matter whether Wey's reputation is deserved or not. What matters is that he is notorious. We knew of his reputation. We were concerned about it."

88.   Emen then elaborated:

> "Ben Wey is part of an industry. The people who arrange [reverse mergers] and the companies themselves have attracted an unprecedented level of media attention, and this in turn has attracted the attention of the SEC and Congress…Among the promoters the press is focused on are Benjamin Wey."

89.   Emen explicitly emphasized NASDAQ's concerns with its own bottom line, stating outright that:

> "[w]hen substantial problems are uncovered with [reverse merger] companies our reputation as a marketplace and investor confidence in our marketplace will be irrevocably damaged."

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[23] Although, as discussed more fully below, the SEC ultimately reversed NASDAQ's delisting decision in July 2013, it was clear that Mr. Wey had become NASDAQ's target, and those identified with him were to share in his reflective condemnation.

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90.   The NASDAQ Listing Panel summarily rubber-stamped the delisting decision on February 28, 2011, and, in doing so, it focused on CleanTech's association with Mr. Wey. CleanTech immediately asked the NASDAQ Listing and Hearing Review Council (NLHRC) to review the Listing Panel's decision. On May 19, 2011, the 14-person NLHRC remanded the delisting decision back to the Listing Panel to develop the factual record so that the NLHRC could better understand NASDAQ's initial decision to delist.

91.   Under pressure by NASDAQ General Counsel, Edward Knight, the NLHRC inexplicably dropped its inquiry and ultimately affirmed NASDAQ's decision to delist CleanTech; the NLHRC adopted NASDAQ management's narrative – that CleanTech had acted intentionally when it failed to disclose information concerning Mr. Wey, thereby warranting the delisting.

92.   Stunned and outraged, CleanTech complained of the NASDAQ's malfeasance by publicly filing a letter of protest in an SEC 8-K disclosure.[24] Heightening the tension even further, CleanTech filed a lawsuit against NASDAQ in early January 2012 with the help of respected former U.S. Senator Arlen Specter; Senator Specter decried the delisting as "a terrible miscarriage of justice." The lawsuit asserted that NASDAQ's decision to delist CleanTech was based on racial animus in violation of the equal protection clause of the U.S Constitution. Senator Specter reached out directly to NASDAQ's then CEO Robert Greifeld, Executive Vice President Eric Noll, and General Counsel Edward Knight, in an attempt to resolve NASDAQ's wrongful delisting, but to no avail. NASDAQ's

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[24] https://www.sec.gov/Archives/edgar/data/1382219/000118518512000079/ex99-15.htm.

vindictive misconduct had already wiped out more than $300 million in CleanTech shareholder value.[25]

93.   CleanTech also appealed the NLHRC's affirmance of NASDAQ's delisting decision to the SEC. Notably, during the subsequent SEC hearing, as it had before the NASDAQ Listing Panel, NASDAQ admitted that they focused on Mr. Wey and his affiliations with Chinese reverse-merger companies because of the 2010 *Barron's* article.

94.   The SEC subsequently reversed NASDAQ's delisting decision in July 2013, but not before NASDAQ had dragged Mr. Wey thoroughly through the mud.

I. NASDAQ CONTINUES TO SMEAR MR. WEY DESPITE INVOLVEMENT OF RESPECTED POLITICIANS WHO INTERCEDE ON HIS BEHALF.

95.   In or about September 2013, former Congressmen Steve LaTourette and Michael Oxley – the co-author of major anti-corruption legislation, the Sarbanes-Oxley Act that bears his name – became involved to help resolve the animus that NASDAQ held towards Mr. Wey and his client, CleanTech.

96.   Congressmen LaTourette and Oxley, the latter of whom by then had joined NASDAQ as its Vice Chairman, contacted Knight, senior NASDAQ executives, and NASDAQ's board members to enlist their assistance to find a resolution. Congressman LaTourette even wrote to Robert Greifeld, strongly suggesting that NASDAQ was treating Mr. Wey as a convenient scapegoat. The letter observed that NASDAQ did not care about Mr. Wey's involvement with CleanTech until after the 2010 publication of the *Barron's* article and concluded that:

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[25] As discussed further, *infra*, FBI agents executed search warrants on Mr. Wey's home and office little more than a week after CleanTech filed that lawsuit.

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"an argument could be put forward that the Barron's article offered NASDAQ a prominent Chinese figure to demonstrate to investors that NASDAQ will protect itself from Chinese incursion."

97.   As a result of this letter, meetings and conversations took place in late 2013 and 2014 between NASDAQ's general counsel, Knight, and former Congressman Oxley. During those discussions, NASDAQ and Knight agreed to cease unjustified interference with Mr. Wey and his clients. Regrettably, though, given the heightened market scrutiny of NASDAQ in the wake of scandals involving the Chinese companies listed on their exchange, NASDAQ reneged on its promise with a vengeance.

J.   NASDAQ'S FALSE STATEMENTS TO THE SEC, FBI, AND UNITED STATES ATTORNEY'S OFFICE FOR THE SOUTHERN DISTRICT OF NEW YORK ABOUT NASDAQ'S NONEXISTENT LISTING RULE.

98.   With eyes focused firmly on deflecting blame onto Mr. Wey, NASDAQ's chosen scapegoat, NASDAQ took the next step in advancing its smear campaign. Anxious NASDAQ officials actively began to lobby the SEC and FBI investigators about Mr. Wey, offering up Mr. Wey as the mastermind behind the deleterious influx of fraudulent Chinese companies into the U.S. market. Mr. Wey only became aware of these discussions between NASDAQ and law enforcement after the 2015 indictment, as part of the discovery produced by the government prosecutors in the criminal case that charged Mr. Wey with "misleading the NASDAQ."

99.   From 2011 through 2017, NASDAQ officials, including Adena Friedman, Robert Greifeld, Michael Splinter, Nelson Griggs, Edward Knight, Arnold Golub, Alan Rowland, William Slattery, Keely Moxley, Michael Emen, Gary Sundick, Traynham Mitchell, Robert McCooey Jr., and Andrew Hall, made, caused to be made, or acquiesced in

31

making false statements to the SEC, the FBI, and the United States Attorney's Office for the

Southern District of New York. The statements were made in face-to-face meetings, over the

telephone, and in email exchanges. They accused Mr. Wey of fraudulently assisting Chinese

reverse merger companies, including Deer Consumer Products, Inc. ("Deer"), a China-based

manufacturer and seller of home and kitchen appliances; SmartHeat, , a China-based

manufacturer of heating panel technology, and CleanTech, a China-based manufacturer of

energy producing windmill towers (collectively "NYG Clients"), maintain their NASDAQ

listing by circumventing NASDAQ's so-called "300 Round Lot Rule" by arranging for

shareholders to gift their own shares to friends, families, or business associates.

100.   Specifically, by way of example:

i.   On September 27, 2011, NASDAQ's Traynham Mitchell and William

Slattery spoke with FBI special agent Matthew Komar regarding Mr.

Wey having "misled the NASDAQ."

ii.   On November 30, 2011 and again on December 2, 2011, NASDAQ's

Gary Sundick spoke with Assistant United States Attorney David

Massey about Mr. Wey. Massey's case against Mr. Wey was based on

his alleged "violation of the NASDAQ 300 round lot gifting rule

prohibition."

iii.   On or about January 19, 2012, Edward Knight directed NASDAQ's

Gary Sundick, William Slattery, and other to speak to FBI Special

Agent Matthew Komar and other agents about Mr. Wey's "misleading

the NASDAQ." This occurred just days before the FBI agents searched

Mr. Wey's home and office. Komar then shared these NASDAQ

communications with federal prosecutor David Massey, alleging Mr. Wey had committed a crime by misleading the NASDAQ based on statements made by NASDAQ staff. FBI Special Agents Keith Garwood and Thomas McGuire utilized the same representations in two sworn affidavits in support of the search warrants for Mr. Wey's office and home. All three of these FBI agents swore under oath they had relied on NASDAQ's statements to build a criminal case against Mr. Wey.

   iv. In or around May 2017, NASDAQ's Andrew Hall and other NASDAQ staff spoke to the SEC's Steven Susswein, Cheryl Crumpton, and Patrick Feeney, under the supervision of the recently promoted SEC Associate Director of Enforcement, Melissa Hodgman, regarding Mr. Wey and the listing of NYG Clients. The SEC confirmed that NASDAQ was the source of their understanding regarding the alleged share-gifting violations.

  101. On several occasions, NASDAQ's most senior executives, including Adena Friedman, Robert Greifeld, Michael Splinter, William Slattery, Arnold Golub, Alan Rowland, Andrew Hall, Nelson Griggs, Robert McCooey, Jr., and Edward Knight, told (or acquiesced in subordinates telling) government officials the following falsehoods in relation to Mr. Wey, in furtherance of a plan to destroy NYG, Mr. Wey's business:

   i. Mr. Wey devised a conspiracy and scheme to defraud NASDAQ through gifting shares to various people, including friends, employees,

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and business associates, to create the appearance of a *bona fide* shareholder base that satisfied the 300 Round Lot Rule.

 ii. As part of this conspiracy, Mr. Wey, assisted by others, fraudulently maintained NASDAQ listings by artificially inflating the shareholder base of NYG Clients through these "stock giveaways," which created the illusion that these companies possessed the required shareholder base to satisfy the 300 Round Lot Rule.

 iii. To mask the 300 Round Lot Rule violation, Mr. Wey caused misleading statements to be made regarding the gifting of shares and NYG Clients' satisfaction of the 300 Round Lot Rule.

 iv. Mr. Wey caused previously gifted shares to be deposited into brokerage accounts (colloquially called "putting shares in street name") for the purposes of disguising the beneficial owners of gifted shares.

102. The foregoing statements to federal law enforcement authorities were false in at least two respects. First, and perhaps most significant, the 300 Round Lot Rule contained no prohibition whatsoever regarding gifted shares being included in the minimum shareholder count. Any such prohibition would have needed to be identified in the SEC-approved rule itself, and its inclusion would have been the subject of a rigorous rule-making process before the SEC and published in the Federal Register, which would have solicited public comments and required approval by the SEC.[26] In fact:

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[26] Pursuant to Rule 19b-4 of the Securities Exchange Act of 1934, any stated policy, practice, or interpretation by NASDAQ is deemed to be a proposed rule change, which requires the SEC to publish the proposed rule for notice and comment. After the notice and comment period, the proposed rule may or may not be approved. The

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- NASDAQ's Michael Emen is on record saying that "CleanTech's disclosure *may have satisfied the letter of our rules*, but they certainly did not satisfy the spirit." (emphasis added)

- In a series of discussions spanning 2008 and 2009, Williams Slattery and Keely Moxley conceded to listing counsel for two of the NYG Clients that NASDAQ never had a listing rule prohibiting stockholders from gifting their own shares to friends, families, or business contacts, and NASDAQ has never applied to the SEC for such a rule change.

103.   Even in the subsequent criminal proceedings discussed infra, the government could not identify any rule prohibiting gifted shares from being applied towards satisfying the 300 Round Lot Rule.[27] At a hearing in those federal court proceedings, former federal prosecutor Massey (who, by the time of his testimony, had already left the U.S. Attorney's Office to take a lucrative position at a Manhattan firm) sheepishly admitted that he could not recall anything in the listing requirements that prohibited the gifting of shares.[28] Simply put, NASDAQ executives fabricated the nonexistent NASDAQ rule violations and lied to the federal authorities.

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rulemaking process covers not only new rules, but also amendments to existing NASDAQ rules. NASDAQ is keenly aware of the rule filing process, having submitted 136 rule filings in 2017 alone. http://nasdaq.cchwallstreet.com/NASDAQTools/PlatformViewer.asp?selectednode=chp_1_1_1&manual=%2FNASDAQ%2Ffilings%2Fnasdaq-filings%2F.

[27] Government's Memorandum of Law in Opposition to Defendant Benjamin Wey's Motions To Suppress Evidence, Prevent Privilege Review, Dismiss The Indictment, Take His Co-Defendant's Deposition Abroad, And Strike References To Aliases, dated July 8, 2016, at p. 6.

[28] *United States of America v Benjamin Wey*, 15-CR-611 (AJN) (January 23, 2017, p.103).

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104.　　　As of the date of this complaint, there is still no prohibition excluding gifted shares from inclusion in the 300 Round Lot Rule count.

105.　　　Second, NASDAQ's statements to federal law enforcement authorities were also false because Mr. Wey never made (or caused others to make) fraudulent representations regarding the gifting of shares to friends, employees, and business associates. To the contrary, NASDAQ was acutely aware that: (a) some shares of the NYG Clients' stock were gifted by shareholders, mainly during holiday times, to their friends, business associates, and loved ones – a practice that was (and remains) entirely appropriate in this context; and (b) holders of those gifted shares were being utilized to satisfy the 300 Round Lot Rule listing requirement. For example:

   i. NYG Clients and their counsel, with Mr. Wey's knowledge, readily caused complete shareholder lists to be provided to NASDAQ for NYG Clients that were administered by independent, registered transfer agents of NYG Client companies.

   ii. As early as September 2008, attorneys for NYG Client SmartHeat, and NASDAQ staffers Keely Moxley and William Slattery, exchanged multiple emails over a four-month period about these very issues.

   iii. No fewer than six phone calls occurred between counsel for SmartHeat and NASDAQ staff during the listing process for this company. During those calls, SmartHeat counsel told NASDAQ staff that some shares included in the 300 Round Lot count had been gifted.

   iv. On December 22, 2008, counsel for SmartHeat even sought direct guidance regarding the gifting of shares from NASDAQ Managing Director of New

36

Listings Andrew Hall. Hall indicated that if shareholders moved the gifted shares to their "street name" (meaning depositing their shares into their own stock brokerage accounts instead of holding paper stock certificates in the names of the shareholders), NASDAQ would count such Street Name shares and be satisfied with the gifting arrangement. Counsel subsequently memorialized Hall's position via email and dutifully passed along guidance to SmartHeat's board. The government had shown the email to Hall, and Hall never indicated (orally or in writing) that SmartHeat counsel's email was inaccurate or misleading.

v. On November 5, 2010, shortly after the publication of the *Barron's* article, Mr. Wey voluntarily participated in a five-hour meeting with NASDAQ staff at their Rockville, Maryland office regarding CleanTech's listing application. CleanTech's counsel also attended this meeting. There, Mr. Wey answered all questions posed by seven NASDAQ officials, including Sundick and Mitchell. Notably, FBI agent Matthew Komar requested, via email to Mitchell dated January 18, 2012 at 7:05 p.m., that NASDAQ produce notes of the November 5th meeting. The following morning, Sundick advised Komar that NASDAQ supposedly could not locate *any* of the notes taken by *any* of the seven NASDAQ officials who participated in the five-hour meeting.

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K. NASDAQ'S FALSE STATEMENTS LEAD TO THE ISSUANCE OF FAR-REACHING, ILLEGAL FBI SEARCH WARRANTS FOR MR. WEY'S HOME AND OFFICE, IMPINGING SUBSTANTIALLY AND ADVERSELY UPON HIS LIFE AND BUSINESS.

106.   NASDAQ's false and misleading statements to the FBI, detailed above, formed the basis for sweeping illegal search warrants of Mr. Wey's home and office. The warrants were executed by the FBI on January 25, 2012 – only six days after FBI agent Matthew Komar requested (but could not be provided with) NASDAQ's notes of the November 5, 2010 meeting with Mr. Wey and eight days after CleanTech's legal counsel, former senator Arlen Specter, had gone public with a lawsuit against NASDAQ for wrongfully delisting CleanTech on the basis of racial animus.

107.   The affidavits of the FBI agents submitted in support of the search warrant applications specifically reference discussions with NASDAQ officials and focus extensively on Mr. Wey's alleged scheme to "fraudulently inflate" the number of shareholders in NYG Clients, to satisfy the NASDAQ "300 Round Lot Rule." The FBI agents' affidavits detail, in no fewer than twenty pages each, how Mr. Wey "spearheaded" NYG Client SmartHeat's efforts to access U.S. capital markets by "artificially" generating round-lot shareholders to satisfy NASDAQ listing requirements.

108.   In executing the search warrant, the FBI agents and federal prosecutors acted on an FBI "Operations Order Form" that details the suspected crimes committed by the target:

> "Wey introduces Chinese companies to the U.S. markets and arranges reverse mergers and assists these companies get listed on markets such as NASDAQ. It appears he has artificially inflated the number of round-lot shareholders for the purpose of meeting [NASDAQ] listing requirements."

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109.   Further, a "Description of Operation" in the FBI's "Operations Order Form" states that:

> "[T]he search will be for documents related to Wey assisting Chinese reverse mergers falsify their records to meet the listing standards for NASDAQ."

110.   The search warrant applications, dated January 24, 2012, also placed heavy reliance on NASDAQ's decision to delist CleanTech in January 2011 for its alleged failure to disclose requested information - a wrongful delisting that the SEC Commissioners unanimously reversed in July of 2013.

111.   On January 25, 2012, having been misled by NASDAQ's scurrilous allegations of wrongdoing, the FBI raided Mr. Wey's home and office. The FBI agents specifically told Mr. Wey, his employees and his wife that law enforcement was seeking "evidence of Wey misleading the NASDAQ, violations of NASDAQ's 300 round lot shareholders listing rule," including "paper stock certificates" in his possession that would substantiate the contemplated charges against Mr. Wey.

112.   The FBI agents were so deceived by NASDAQ that they were convinced stock certificates must exist. The FBI agent in charge, Mario Pisano, even told Mr. Wey's wife, with her attorney present, "If you don't give us the stock certificates you and your kids will be up the whole night".

113.   For nearly eight hours, twenty zealous FBI agents rummaged through Mr. Wey's home and office with their guns drawn, wearing raid jackets and ballistic vests, waving handcuffs and flashing their FBI credentials. They seized virtually every computer, electronic record, and piece of paper from Mr. Wey's home and office, including family health information protected by the Health Insurance Portability and Accountability Act

39

("HIPAA") and documents pertaining to the education of Mr. Wey's young children. According to United States District Court Judge Alison Nathan, who ultimately suppressed all the evidence collected or derived from these searches, the warrants were so broad, they were "essentially limitless."

114.   The FBI found no stock certificates during their search.

115.   Compounding the damage caused by the invasive and untethered search warrants (which were premised largely upon the false and misleading information provided by NASDAQ officials), the "raid" of Mr. Wey's home and office exposed Mr. Wey, NYG and NYGG Asia to significant adverse press coverage.

L. NASDAQ'S FALSE STATEMENTS LEAD TO MR. WEY'S INDICTMENT AND SEC ENFORCEMENT CHARGES.

116.   On September 8, 2015, three years after the FBI's sweeping seizures of Mr. Wey's property, Mr. Wey was indicted. The indictment, like the search warrants upon which the indictments were based, hinged largely upon NASDAQ's false statements that Mr. Wey deceptively attempted to circumvent the fabricated NASDAQ prohibition on gifted shares being used to satisfy NASDAQ's 300 Round Lot Rule. According to the indictment:

> "To satisfy the NASDAQ's round-lot shareholder requirement, BENJAMIN WEY…deceptively caused shares of some of the issuers to be transferred from certain of the Nominees to dozens of WEY's friends, employees, and business associates and/or their family members as gifts or unsolicited bonuses in increments of 100 or more, thereby artificially inflating the number of shareholders in each of the Issuers…The NASDAQ repeatedly informed attorneys for the Issuers, with whom WEY was in frequent contact about the 300 round-lot shareholder requirement, that gifted shares could not contribute to the minimum shareholder requirement for listing on its exchange…."

117.   Two days later, on September 10, 2015, the SEC charged Mr. Wey in a civil enforcement proceeding with similar alleged malfeasance:

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"At the time the NYGG Clients sought listings, the NASDAQ required applicants to have a minimum of 300 shareholders who each owned 100 shares or more, *i.e.*, "round lot shareholders." To meet this requirement, Benjamin Wey…fraudulently inflated the shareholder base of the NYGG Clients by causing nominees that Benjamin Wey and his family members controlled to distribute shares of the NYGG Clients, at no cost, to dozens of their friends, family members, employees, and business associates…in round-lot increments of 100 to 300 shares.… NASDAQ generally does not generally count gifted shares toward the minimum shareholder requirement because they do not establish necessary trading interest…."

118.   The indictment and SEC complaint leveled against Mr. Wey suffered from the same fundamental flaws as those that plagued the search warrant application. They stemmed from false and misleading information provided by NASDAQ officials – that Mr. Wey engaged in a scheme to evade prohibitions that in fact appeared nowhere in NASDAQ's listing rules. Simply put, NASDAQ's fabricated rule violations and outright lies to federal authorities caused false criminal and civil charges to be leveled against Mr. Wey.

M. NASDAQ OFFICIALS REVEL IN MR. WEY'S MISFORTUNE, CELEBRATING THE INDICTMENT THAT THEY THEMSELVES SET INTO MOTION THROUGH THEIR LIES TO FEDERAL LAW ENFORCEMENT AUTHORITIES.

119.   NASDAQ officials celebrated Mr. Wey's indictment. For example, NASDAQ's William Slattery and Alan Rowland shared the news of Mr. Wey's indictment with an ex-colleague, David Donohoe Jr., the former Chief Counsel for NASDAQ's Listing Qualifications Department. Slattery and Rowland bragged to Donohoe and others that "[they] knew the indictment was coming for months," confirming that there had been an ongoing dialogue between NASDAQ and federal law enforcement authorities about Mr. Wey.

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120.   In addition to boasting about their "inside track" with law enforcement, Slattery and Rowland crowed to Donohoe that by engineering Mr. Wey's indictment, NASDAQ had finally "got the Chinese guy." They noted that "Ed Knight was jumping up and down cheering after Wey's indictment."

N. NASDAQ'S WEB OF MALICIOUS DECEPTION UNRAVELS IN A SERIES OF EXTRAORDINARY RULINGS BY THE SEC AND THE FEDERAL JUDGE PRESIDING OVER THE CRIMINAL CASE AGAINST MR. WEY.

i. The SEC Reverses the Improper Delisting of Mr. Wey's Client in a Landmark Ruling Against NASDAQ; NASDAQ Determined to Have Fabricated Grounds for the Delisting.

121.   As noted above, the government placed heavily reliance upon NASDAQ's decision to delist one NYG Client, CleanTech. In July 2013, in an extraordinary and unprecedented ruling, the full SEC Commission, under the leadership of Chairwoman Mary Jo White, unanimously reversed the NASDAQ delisting decision, concluding that it lacked any factual support.[29] This was the first time in NASDAQ's 44-year history that the SEC overturned a delisting decision.

122.   The SEC held that "the record [did] not show that the specific grounds on which NASDAQ based its delisting decision exist in fact, and the considerable discretion afforded to NASDAQ therefore does not permit its delisting decision."

123.   Given the wide-reaching discretion afforded to NASDAQ to determine whether to permit a company's initial or continued listing on its stock exchange, the significance of the SEC's reversal cannot be overstated. In fact, Forbes Magazine reported on the reversal, describing it thusly: "U.S. Securities and Exchange Commission

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[29] https://www.sec.gov/litigation/opinions/2013/34-69968.pdf.

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slapped down Nasdaq…." The SEC reversal increased both NASDAQ's level of embarrassment and its deep-seated animus towards Mr. Wey.

ii. Federal Judge Nathan Finds Searches of Mr. Wey's Home and Office Unconstitutional and Suppresses All Search Results.

124.   On June 13, 2017, after a two-day evidentiary hearing in January 2017 and months of careful deliberation, Judge Nathan issued a landmark decision, finding that the FBI's searches of Mr. Wey's home and office violated the Fourth Amendment and suppressing all evidence seized by the Government during those searches.[30]

125.   The Court held that the search warrants "failed to set forth the crimes under investigation" and "neither cite criminal statutes nor in any way describe any suspected criminal conduct."

126.   Further, Judge Nathan found that the search warrants set forth "expansive categories of often generic items subject to seizure – several of a "catch -all" variety – without, crucially, any linkage to the suspected criminal activity, or indeed any meaningful content-based parameter or other limiting principle." According to Judge Nathan, this reflected, at the least, "gross negligence or recklessness as to the potential for violation of the Fourth Amendment".

127.   Based upon the violation of Mr. Wey's Fourth Amendment rights, the Court ordered blanket suppression, stating that "these are precisely the sort of circumstances, rare or not, that call for blanket suppression."

128.   In short, the FBI agents and the United States Attorney's Office placed their trust in NASDAQ and were misled.

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[30] *United States of America v Benjamin Wey* 256 F. Supp.3d 355 (S.D.N.Y. 2017).

iii. The Government Voluntarily Dismisses the Entire Indictment, and the SEC Voluntarily Dismisses Its Entire Complaint Against Mr. Wey.

129.　　Soon after Judge Nathan's decision, the U.S. Attorney's Office voluntarily dismissed the indictment against Mr. Wey in August 2017, and the SEC voluntarily dismissed its own complaint against Mr. Wey shortly thereafter.

130.　　After more than 7 years as the victim of a NASDAQ smear campaign, which NASDAQ shamelessly launched to preserve its own pecuniary interests, Mr. Wey had finally traversed the proverbial gauntlet. And although he ultimately prevailed, his victory was somewhat Pyrrhic. NASDAQ's false narrative regarding Mr. Wey's circumvention of a non-existent NASDAQ rule (and the government's unfortunate reliance on that narrative and its source) left Mr. Wey's once thriving business in ruins.

131.　　NASDAQ is still unrelenting in its pursuit of Mr. Wey as its perceived target. Just recently, NASDAQ China Head Yeeli Hua Zheng told a senior Chinese government official that "Benjamin Wey has been permanently blacklisted by the NASDAQ on Wall Street. . . . Wey wouldn't be able to do a single deal in finance… He's dead. His career is over. NASDAQ will go after him again. Ed Knight never loses. …"

AS AND FOR A FIRST CAUSE OF ACTION
(Malicious Prosecution)

132.　　Plaintiffs repeat and reallege the allegations contained in paragraphs 1 through 131, 146 through 148, 150 through 153, 159, 160 and 163 through 164 as if more fully set forth herein.

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133.   On or about September 8, 2015, nearly three years after the FBI's unconstitutional searches of Mr. Wey's home and office, a criminal proceeding was commenced against Mr. Wey.

134.   At all relevant times herein, Defendants conspired to disrupt Mr. Wey's NYG business and played an active role in Mr. Wey's prosecution by giving advice to, encouraging and importuning the Government to take action against him. Among other things, Defendants made false and misleading statements to the SEC, the FBI and the United States Attorney's Office regarding Mr. Wey's alleged circumvention of the 300 Round Lot Rule to secure NASDAQ listings for his clients and his concomitant attempts to obscure the circumvention from NASDAQ officials. In making these false statements to federal authorities, Defendants violated 18 U.S.C. § 1001, which is a felony under federal law.

135.   Defendants acted with undue fanaticism by affirmatively instigating the charges brought against Mr. Wey and by inducing Government officials to act.

136.   Until his recent exoneration, and in addition to the resultant decimation of his business, Mr. Wey, who was facing a 20-year prison sentence, was forced to spend more than $10 million in legal and other expenses defending various government actions.

137.   On or about August 8, 2017, the criminal proceeding against Mr. Wey was dismissed in his favor; the Government filed a nolle prosequi to "dispose of this case against [him]".[31]

138.   The criminal proceedings against Mr. Wey lacked probable cause, and Defendants made false statements to Government authorities in bad faith.

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[31] Nolle Prosequi dated August 8, 2017, https://www.justice.gov/usao-sdny/press-release/file/992651/download.

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139.   Defendants acted with actual malice and caused a criminal proceeding to be brought against Mr. Wey for the following wrong and improper motives: (a) to deflect blame for the listing of fraudulent Chinese companies on its stock exchange away from NASDAQ and instead shifting responsibility onto Mr. Wey and NYG; and (b) to punish Mr. Wey and NYG for assisting Chinese companies in securing NASDAQ listings. Stated differently, Defendants supplied false information to the Government and caused criminal proceedings to be brought against Mr. Wey for reasons other than a desire to see the ends of justice served.

140.   By reason of the foregoing, NYG and Mr. Wey have been damaged in an amount to be determined at trial, but in no event less than $200 million, exclusive of interest and costs.

141.   As set forth at length, *supra*, Defendants' conduct was both aggravated and outrageous, manifesting spite, malice and a fraudulent motive, or, at the very least, such a conscious and deliberate disregard of the interests of Plaintiffs that the conduct can be called willful or wanton. This conduct warrants the imposition of punitive damages in an amount to be determined at trial.

AS AND FOR A SECOND CAUSE OF ACTION
(Tortious Interference with Prospective Economic Advantage)

142.   Plaintiffs repeat and reallege the allegations contained in paragraphs 1 through 141 as if more fully set forth herein.

143.   At all relevant times herein, Defendants engaged in a conspiracy to disrupt Mr. Wey's NYG business.

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144.   Defendants, acting with malice and intending to cause harm, conspired to and in fact took actions designed to damage Mr. Wey's NYG business.

145.   Defendants engaged in a wrongful scheme calculated to achieve two separate, but interrelated and commercially-driven goals: (a) to deflect blame and scrutiny away from NASDAQ for its aggressive listing of China-based companies without adequate due diligence; and (b) to focus blame unjustifiably towards Mr. Wey and NYG for assisting Chinese companies in securing their listings. Defendants saw fit to engage in this scheme even though it was NASDAQ who feverishly recruited Chinese companies to list on its stock market and encouraged Mr. Wey and NYG to assist it in doing so.

146.   At all relevant times, NYG and Mr. Wey had an ongoing business relationship with NYGG Asia, which involved collaborating to identify and facilitate high quality, profitable investment and financing opportunities in the international capital markets for Chinese investors.

147.   NYG and NYGG Asia worked together for over a decade pursuant to an arrangement whereby NYGG Asia would pay NYG a fixed fee for every NYGG Asia client that utilized Mr. Wey's consulting services in the United States. The arrangement was extremely lucrative, generating many millions of dollars in fees annually for NYG and Mr. Wey.

148.   Defendants had actual knowledge of the foregoing business relationship; among other things, NASDAQ maintained active relationships with NYG, Mr. Wey, and NYGG Asia in connection with NASDAQ's recruitment of Chinese companies to list on its exchange. As detailed above, NASDAQ senior executives often met Mr. Wey and his NYGG Asia counterpart in their respective offices and hosted joint marketing events

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together. Eric Landheer, NASDAQ's Head of Asia Pacific, even regularly played golf and participated in many social events with Mr. Wey's colleagues.

149.   Defendants used wrongful means to effectuate their scheme. Among other things, Defendants made false and misleading statements to the SEC, the FBI, and the United States Attorney's Office regarding Mr. Wey's alleged circumvention of the 300 Round Lot Rule to secure NASDAQ listings for his clients and his supposed attempts to obscure the circumvention from NASDAQ officials. In so doing, Defendants knowingly and willfully lied to federal agents and violated 18 U.S.C. § 1001, which is a felony under federal law.

150.   The false and misleading statements made by Defendants caused sweeping searches of Mr. Wey's home and office, Mr. Wey's resultant indictment by a federal grand jury and the SEC's commencement of enforcement proceedings against him.

151.   These events had a substantial and deleterious effect on NYG's relationship with NYGG Asia, the effect of which was that NYGG Asia stopped using Mr. Wey's consulting services.

152.   But for Defendants' conduct, NYGG Asia would have continued and expanded its relationship with NYG and Mr. Wey.

153.   In addition to destroying the longstanding referral relationship described above, Defendants' also interfered with the launch of a joint financial venture between NYG and NYGG Asia. The venture, which was in its late stages of formation, was to be a $1 billion private equity fund for the purposes of raising capital for international business ventures. NYGG Asia abandoned the venture due to NASDAQ's misconduct and its impact upon NYG and Mr. Wey.

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154.   Until his recent exoneration, and in addition to the resultant decimation of his business, Mr. Wey, who was facing a 20-year prison sentence, was forced to spend more than $10 million in legal and other expenses defending various government actions.

155.   By reason of the foregoing, NYG and Mr. Wey have been damaged in an amount to be determined at trial, but in no event less than $200 million, exclusive of interest and costs.

156.   As set forth at length, supra, Defendants' conduct was both aggravated and outrageous, manifesting spite, malice and a fraudulent motive, or, at the very least, such a conscious and deliberate disregard of the interests of Plaintiffs that the conduct can be called willful or wanton. This conduct warrants the imposition of punitive damages in an amount to be determined at trial.

AS AND FOR A THIRD CAUSE OF ACTION
(Tortious Interference with Contract)

157.   Plaintiffs repeat and reallege the allegations contained in paragraphs 1 through 156 as if more fully set forth herein.

158.   At all relevant times herein, Defendants engaged in a conspiracy to disrupt Mr. Wey's NYG business.

159.   In or about 2007, NYG and NYGG Asia entered into an agreement whereby NYGG Asia would refer Chinese investors to NYG, and NYG would facilitate profitable investment and financing opportunities for the investor in international capital markets. NYGG Asia would pay NYG a fixed fee for every NYGG Asia client that utilized Mr. Wey's consulting services.

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160.   Defendants had actual knowledge of the agreement between NYG and NYGG Asia and maintained active relationships with both entities in furtherance of NASDAQ's recruitment of Chinese companies to list on its exchange.

161.   Defendants, acting with malice, conspired to and in fact took actions calculated to disrupt NYG's agreement with NYGG Asia. These wrongful means included making false and misleading statements to the SEC, the FBI and the United States Attorney's Office regarding Mr. Wey's alleged circumvention of the 300 Round Lot Rule to secure NASDAQ listings for his clients and his concomitant attempts to obscure the circumvention from NASDAQ officials. In so doing, Defendants violated 18 U.S.C. § 1001, which is a felony under federal law.

162.   The false and misleading statements made by Defendants formed the basis for sweeping searches of Mr. Wey's home and office, Mr. Wey's resultant indictment by a federal grand jury and the SEC's commencement of enforcement proceedings against him.

163.   Defendants' efforts were successful and had a substantial and deleterious effect on NYG's relationship with NYGG Asia. Consequently, NYGG Asia breached its agreement with NYG and ceased using Mr. Wey's consulting services. NASDAQ intentionally induced NYGG Asia to breach its agreement with NYG.

164.   NYGG Asia would have continued using NYG's and Mr. Wey's consulting services but for Defendants' conduct.

165.   By reason of the foregoing, Mr. Wey and NYG sustained damages in an amount to be determined at trial, but in no event less than $200 million.

166.   Until his recent exoneration, and in addition to the resultant decimation of his business, Mr. Wey, who was facing a 20-year prison sentence, was forced to spend more than $10 million in legal and other expenses defending various government actions.

167.   As set forth at length, supra, Defendants' conduct was both aggravated and outrageous, manifesting spite, malice and a fraudulent motive, or, at the very least, such a conscious and deliberate disregard of the interests of Plaintiffs that the conduct can be called willful or wanton. This conduct warrants the imposition of punitive damages in an amount to be determined at trial.

WHEREFORE, Plaintiffs respectfully request that judgment be entered, for Plaintiffs and against Defendants, jointly and severally, as follows:

(a)   on the First Cause of Action, awarding damages in an amount to be determined at trial, but in no event less than $200 million;

(b)   on the Second Cause of Action, awarding damages in an amount to be determined at trial, but in no event less than $200 million;

(c)   on the Third Cause of Action, awarding damages in an amount to be determined at trial, but in no event less than $200 million;

(d)   awarding punitive damages in an amount to be determined at trial, but in no event less than $50 million, all of which will be donated to The Legal Aid Society;

(e)   awarding costs and disbursements; and

(f)   granting such other, further and different relief as the Court deems just and proper.

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Dated: New York, New York
April 9, 2018



LUPKIN PLLC

By: _____
    Jonathan D. Lupkin
    Michael B. Smith
    Laura M. Dexter
80 Broad Street, Suite 1301
New York, NY 10004
Telephone: (646) 367-2771
Facsimile: (646) 219-4870
jlupkin@lupkinpllc.com
msmith@lupkinpllc.com
ldexter@lupkinpllc.com
Attorneys for Plaintiffs

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